Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2007
File No. 1-32141

Dear Mr. Rosenberg:

This is to inform you that Assured Guaranty Ltd. is in receipt of your comment letter of May 19, 2008.  It is our intention to respond to your comments on or before June 10, 2008.

You may contact Rob Bailenson, Chief Accounting Officer, at (212) 261-5511, or me, at (212) 408-6066, if you have any questions.

Sincerely,

/s/Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Gus Rodriguez, Staff Accountant, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.